

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2007

Mr. William Charles Tao
Chief Executive Officer
Royal Mines and Minerals Corp.
Suite 200, 810 Peace Portal Drive
Blaine, WA 98230

> **Re:** **Royal Mines and Minerals Corp.**
> **Form 8-K**
> **Filed October 12, 2007**
> **File No. 0-52391**

Dear Mr. Tao:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K Filed October 12, 2007</u>

1. It appears the date of the earliest event reported is October 5, 2007. Please note that typically events required to be reported under Form 8-K should be filed within four days of the reportable event.

2. Please amend your document as soon as practicable to include the required Exhibit 16 letter from your former accountants.

3.   Please clarify under Item 4.01 of your Form 8-K, the specific date you received the resignation of your former accountant.

4.   Please clarify under Item 4.01 of your Form 8-K, the specific date you engaged your new independent registered public accounting firm.

5.   Please clarify in your disclosures under Item 4.01 if the board of directors or a committee of the board of directors approved the decision to change accountants.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. William Charles Tao
Royal Mines and Minerals Corp.
October 16, 2007
page 3

        You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

        Sincerely,

        Jill S. Davis
        Branch Chief